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                                                                      EXHIBIT 5

               [LOGO OF CS FIRST BOSTON CORPORATION APPEARS HERE]

CS First Boston Corporation                                 55 East 52nd Street
                                                        New York, NY 10055-0186
                                                         Telephone 212 909 2000

April 2, 1995

The Board of Directors
E-Sytems, Inc.
6250 LBJ Freeway
Dallas, Texas 75240

Dear Sirs:

  You have asked us to advise you with respect to the fairness to the stockholders of E-Systems, Inc. (the "Company"), other than Raytheon Company (the "Acquiror"), from a financial point of view of the consideration to be received by such stockholders pursuant to the terms of the Merger Agreement, dated as of April 2, 1995 (the "Merger Agreement"), among the Company, the Acquiror and a subsidiary of the Acquiror to be established to effectuate the Merger (the "Sub"). The Merger Agreement provides for the Sub to make a tender offer at $64.00 per share in cash for the common stock, par value $1.00 per share, of the Company (the "Offer"). The Offer will be followed by the merger (the "Merger") of the Company with the Sub pursuant to which the Company will become a wholly owned subsidiary of the Acquiror and each outstanding share of common stock of the Company not owned by the Sub will be converted into the right to receive $64.00 in cash.

  In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to the Company. We have also reviewed certain other information, including the Merger Agreement and financial forecasts, provided to us by the Company and have met with the Company's management to discuss the business and prospects of the Company.

  We have also considered certain financial and stock market data of the Company, and we have compared that data with similar data for other publicly held companies in businesses similar to those of the Company and we have considered the financial terms of certain other business combinations and other transactions which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

  In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company. In addition, we have not made an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We were not requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to effect the Merger.

  We have been engaged by the Board of Directors of the Company in connection with the Offer and the Merger and will receive a fee for rendering this opinion.
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  In the past, we have performed certain investment banking services for the
Company and have received customary fees for such services.

  In the ordinary course of our business, CS First Boston and its affiliates may actively trade the debt and equity securities of both the Company and the Acquiror for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

  It is understood that this letter is for the information of the Board of Directors only in connection with its consideration of the Offer and the Merger, does not constitute a recommendation to any stockholder as to how such stockholder should vote on the proposed Merger or whether or not such stockholder should tender shares pursuant to the Offer and is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without CS First Boston's prior written consent.

  Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration to be received by the stockholders of the Company in the Offer and the Merger is fair to such stockholders, other than the Acquiror, from a financial point of view.

                                          Very truly yours,

                                          CS FIRST BOSTON CORPORATION

                                                    /s/ J. Craig Oxman
                                          By: _________________________________
                                              J. CRAIG OXMAN
                                              MANAGING DIRECTOR

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